Exhibit 107

Calculation of Filing Fee Tables

424B3 (form type)

Table: Newly registered and Carry forward securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to be Paid	Debt	4.800% The Dow Chemical Co Notes Due February 15, 2028	457 (r)			$517,000.00	0.0001102	$56.97

Fees to be Paid	Debt	5.100% The Dow Chemical Co Notes Due February 15, 2033	457 (r)			$751,000.00	0.0001102	$82.76

Fees to be Paid	Debt	5.550% The Dow Chemical Co Notes Due February 15, 2053	457 (r)			$829,000.00	0.0001102	$91.36

	Total Offering Amount					$2,097,000.00

	Total Fees Previously Paid

	Total Fee Offsets

	Net Fee Due							$231.09